RCM Strategic Global Government Fund, Inc.
Form N-SAR
For Period Ending 1/31/98
File No.  811-8216
Attachment per Item 77
Sub-Item 77Q.2
Information called for
by Item 403 of Regulation S-X

Section 30(h) Beneficial Ownership Report
Section 30 (h) of the Investment Company Act of 1940 requires the Company's officers, directors, investment adviser, affiliated persons of its investment adviser, and the beneficial owners of more than 10% of the Company's Capital Stock to file initial reports of ownership and reports of changes of ownership with the Securities and Exchange Commission and the New York Stock Exchange, and to provide copies of such reports to the Company.

Based solely on a review of the copies of such reports received by the Company and written representations by reporting persons that no additional reports are due, the Company is of the opinion that all Section 30(h) requirements for the fiscal year ended January 31, 1998 were satisfied, except as follows.

Francis E. Lundy, a member of the Board of Directors of the Company failed to file an Annual Statement of Changes in Beneficial Ownership on Form 5 and the Company did not receive a written representation from Mr. Lundy that a Form 5 was not required.